U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-22282

(Check One):
[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  September 30, 2001
                          ------------------------

[  ]  Transition Report on Form 10-K and Form 10-KSB
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q and Form 10-QSB
[  ]  Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ---------------------------------------

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant               USCI, Inc.
                                ------------------------------------------------
Former Name if Applicable
                                ------------------------------------------------

Address of Principal Executive
 Offices (Street and Number)          5555 Triangle Parkway, Suite 200
                                ------------------------------------------------

City, State and Zip Code              Norcross, Georgia 30092
                                ------------------------------------------------

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                                     PART II
                             RULE 12b-25(b) AND (c)
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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/  / (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
     12b-25(c) has been attached if applicable.

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                                    PART III
                                   NARRATIVE
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         State below in  reasonable  detail the reasons why Forms 10-K,  10-KSB,
11-K. 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The bankruptcy proceeding of a principal operating subsidiary of the registrant was dismissed during the quarter ended June 30, 2001. As a result of the dismissal of the bankruptcy proceeding, that subsidiary is being reclassified from an affiliate to a subsidiary and the operations of that subsidiary are being included in the consolidated financial statements of the registrant and the results for the prior year period are being restated to include the results of that former affiliate in the registrant's consolidated financial statements. As a result of the reclassification of the former affiliate as a subsidiary and the travel schedule of members of management of the registrant, the registrant is unable to file its Form 10-QSB for the quarter ended September 30, 2001 by the prescribed due date.

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                                     PART IV
                                OTHER INFORMATION
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Name and telephone number of person to contact in regard to this notification

(1) Name and telephone number of person to contact in regard to this notification

          Michael Sanders              713                547-8900
      -------------------------      --------         ----------------
              (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached rider.
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                                   USCI, Inc.
                   ------------------------------------------
                  (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 15, 2001                          By:/s/ Tina Whitfield
      -----------------                             ----------------------------
                                                   Tina Whitfield, Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                   USCI, INC.
                                   Form 12b-25
                        Quarter Ended September 30, 2001

                                      RIDER

Part IV. Item (3) As a result of the dismissal of a bankruptcy proceeding involving a wholly-owned subsidiary of the registrant, the subsidiary is being reclassified from an affiliate to a subsidiary and the results for that subsidiary will be included in the consolidated financial statements of the registrant for the current period. As a result of such reclassification and a gain realized by that subsidiary relating to settlement of payables, the registrant anticipates reporting net income for the nine months ended September 30, 2001. No reasonable estimate can be made at this time as to the actual income which will be reported.